Exhibit 99.1

FOR IMMEDIATE RELEASE

CORE MOLDING TECHNOLOGIES REPORTS RESULTS FOR THE 2019 FOURTH QUARTER AND FULL YEAR

COLUMBUS, Ohio - March 13, 2020 - Core Molding Technologies, Inc. (NYSE American: CMT) (“Core Molding”, “Core” or the “Company”) today announced results for the fourth quarter and full year ended December 31, 2019.

For the fourth quarter 2019, net sales decreased $17.0 million or 23% compared to the same period in 2018 as demand from North American heavy-duty truck customers decreased consistent with industry analysts’ expectations of a cyclical industry downturn. Higher demand from marine customers in the fourth quarter 2019 compared to the same period in 2018 partially offset the lower demand from North American heavy-duty truck customers. The Company’s net sales increased $14.8 million or 5.5% for the full year 2019 to $284.3 million compared to $269.5 million in the full year 2018. Increased demand from North American heavy-duty truck customers and marine customers were primarily responsible for the increase in sales.

The Company recorded a net loss of $5.5 million in the fourth quarter 2019 and $15.2 million for full year 2019 compared to a net loss of $3.9 million and $4.8 million for the fourth quarter and full year 2018. The full year losses in 2019 and 2018 include non-cash impairment charges for the write-down of goodwill of $3.0 million and $1.9 million, net of tax, respectively. For the full year and fourth quarter 2019, the Company recorded non-cash charges of $3.3 million and $1.4 million to write-down deferred tax assets. Excluding the non-cash charges, the Company would have recorded net losses of $8.9 million and $2.9 million for the full year 2019 and 2018, respectively, and $4.1 million and $2.0 million for the fourth quarter ended 2019 and 2018.

“The fourth quarter results were significantly affected by decreased revenues from heavy-duty truck customers. Demand from heavy-duty truck customers declined due to labor strike shutdowns at multiple customer locations, the beginning of a cyclical downturn and normal seasonality. Anticipating the revenue decrease, the Company reduced costs in the fourth quarter through headcount reductions, shift modifications

Exhibit 99.1

and temporary plant shutdowns. We were not able to fully offset the decrease in revenues, but believe the cost reductions made, along with a seasonal rebound in revenues from the fourth quarter, has set up the Company for a solid first quarter in 2020,” said Duvall.

The Company announced in November 2019 that it provided its customer, Volvo Group, with a twelve-month notice of its intention to terminate its supply agreement. “The Company is pleased to announce that it was able to come to a mutual resolution with Volvo and renegotiate certain terms of its supply agreement. Consequently, the Company has rescinded its termination notification,” said Duvall.

Fourth Quarter 2019 Compared to Fourth Quarter 2018:
•Net sales were $56.1 million compared to $73.2 million.
•Product sales were $54.6 million compared to $69.0 million.
•Gross margin was 6.0% compared to 8.9%.
•Selling, general and administrative expenses were $7.5 million compared to $8.3 million.
•Goodwill impairment charge was $2.4 million for the three months ended December 31, 2018.
•Operating loss was $4.1 million compared to $4.2 million.

•	Net loss was $5.5 million, or $0.69 per share, compared to net loss of $3.9 million, or $0.51 per share.

Year ended 2019 Compared to Year ended 2018:
•Net sales were $284.3 million compared to $269.5 million.
•Product sales were $269.0 million compared to $256.2 million.
•Gross margin was 7.6% compared to 10.1%.
•Selling, general and administrative expenses were $29.0 million compared to $27.8 million.
•Goodwill impairment charge was $4.1 million compared to $2.4 million.
•Operating loss was $11.5 million compared to $3.1 million.

•	Net loss was $15.2 million, or $1.94 per share, compared to net loss of $4.8 million, or $0.62 per share.

Full year and fourth quarter 2019 gross margin declined over the same periods in 2018 as a result of operational inefficiencies and lower leverage of fixed costs, offset by a favorable net change in selling price and material costs. “We started to see an improvement in gross margin in the third quarter of 2019, but the improvement reversed in the fourth quarter as sales decreased significantly,” said John Zimmer, Chief Financial Officer. “The decrease in gross margin in the fourth quarter of 2019 was driven largely by lower leverage of fixed

Exhibit 99.1

costs resulting from lower sales. The effect on gross margin of operational inefficiencies was lower in the fourth quarter than any other quarter in 2019. This is an indication that the operational improvements made through 2019 are beginning to have a positive effect on gross margin,” Zimmer concluded.

Selling, general and administrative expenses decreased in the fourth quarter compared to the same period in 2018 due primarily to lower labor and benefit costs and lower professional fees, as the Company reduced costs in response to decreasing sales. Selling, general and administrative expenses increased for the full year 2019 compared to the full year 2018 due primarily to higher spending on labor to support the Company’s turnaround efforts and as a result of higher sales.

Financial Position at December 31, 2019:
•Total assets of $179.3 million.
•Revolving line of credit debt of $12.0 million.
•Term loan debt of $37.4 million.
•Stockholders’ equity of $84.4 million.

Through a focus on generating free cash flows (non-GAAP), the Company reduced its total debt outstanding at December 31, 2019 to $49.4 million from $59.0 as of September 30, 2019. Lower working capital levels and a reduction in spending allowed the Company to generate free cash flows in the fourth quarter and reduce its outstanding line of credit balance as of December 31, 2019 by 42% from September 30, 2019.

As of September 30, 2019, the Company was unable to meet its loan covenants. On November 22, 2019, the Company executed a forbearance agreement that provides that the bank group shall forbear from the exercise of rights taking action on the Company’s loan covenant default while the Company is restructuring or refinancing its existing credit agreement. On March 12, 2020, the Company amended the forbearance agreement to extend the forbearance period until May 29, 2020. The Company has engaged Huron Transactional Advisors to assist the Company to refinance its current debt facility. The Company has received multiple term sheets to refinance the debt facility. The Company is evaluating the term sheets and expects to have executed term sheets by March 31, 2020, in time to refinance the existing debt structure prior to the expiration of the amended forbearance agreement.

Outlook
Based on industry analysts’ projections and customer forecasts, the Company expects sales levels for 2020 to decrease compared to 2019 due to decreased demand from truck customers. ACT Research is forecasting 2020 North American production of heavy-duty trucks to decrease approximately 34% compared to 2019.

Exhibit 99.1

“While the fourth quarter heavy-duty truck plant shut downs and reduction in demand reduced profitability, we continued to see benefits in the fourth quarter from operational improvements we made throughout 2019. In 2020 we will use operational systems implemented in 2020 to focus on several key performance metrics including improved quality performance, labor productivity, scrap and overhead spend reductions,” said Eric Palomaki, Executive Vice President of Operations. “Through the outstanding hard work and efforts of our dedicated teams we have been able to deliver substantially improved service to all of our customers. In 2020 we will build off these changes and systems to improve financial performance,” Palomaki concluded.

“The past year was a year of significant foundational improvements, which we are now just realizing substantial benefit. We have already seen benefit in the first two months of 2020 with an improvement of more than $5.5 million in operational profit compared to the same period in 2019. We anticipate the first quarter of 2020 to be the Company’s first profitable quarter since the second quarter of 2019. Our operational foundation has stabilized and is now moving into a continuous improvement phase, with our focus turning to leveraging our Sales & Marketing function across our entire business. The 2019 year was all about fixing problems and servicing our customers, so that we could successfully operate and grow the business. We expect 2020 to realize the full financial benefit of our operational stabilization efforts, which will allow us to focus on the long-term profitable growth of the Company,” Duvall concluded.

About Core Molding Technologies, Inc.

Core Molding Technologies is a manufacturer of sheet molding compound ("SMC") and molder of thermoset and thermoplastic products. The Company operates in one operating segment as a molder of thermoplastic and thermoset (plastic) structural products. The Company's operating segment consists of two component reporting units, Core Traditional and Horizon Plastics. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, automobiles, marine, construction and other commercial markets. The Company offers customers a wide range of manufacturing processes to fit various program volume and investment requirements. These processes include compression molding of SMC, bulk molding compounds ("BMC"), resin transfer molding ("RTM"), liquid molding of dicyclopentadiene ("DCPD"), spray-up and hand-lay-up, glass mat thermoplastics ("GMT"), direct long-fiber thermoplastics ("D-LFT") and structural foam and structural web injection molding ("SIM"). Core Molding Technologies has its headquarters in Columbus, Ohio, and operates production facilities in Columbus and Batavia, Ohio; Gaffney, South Carolina; Winona, Minnesota; Matamoros and Escobedo, Mexico; and Cobourg, Ontario, Canada. For further information, visit the company's website at www.coremt.com.

Exhibit 99.1

This press release may contain certain forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements involve known and unknown risks and are subject to uncertainties and factors relating to Core Molding Technologies' operations and business environment, all of which are difficult to predict and many of which are beyond Core Molding Technologies' control.  Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expect,” “intend,” “plans,” “projects,” “believes,” “estimates,” “encouraged,” “confident” and similar expressions are used to identify these forward-looking statements. These uncertainties and factors could cause Core Molding Technologies' actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

Core Molding Technologies believes that the following factors, among others, could affect its future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements made in this report: business conditions in the plastics, transportation, marine and commercial product industries (including changes in demand for truck production); federal and state regulations (including engine emission regulations); general economic, social, regulatory (including foreign trade policy) and political environments in the countries in which Core Molding Technologies operates; safety and security conditions in Mexico and Canada; dependence upon certain major customers as the primary source of Core Molding Technologies’ sales revenues; the efforts of Core Molding Technologies to expand its customer base and increase profitability; the ability to develop new and innovative products and to diversify markets, materials and processes and increase operational enhancements; the actions of competitors, customers, and suppliers; failure of Core Molding Technologies’ suppliers to perform their obligations; the availability of raw materials; inflationary pressures; new technologies; regulatory matters; labor relations; labor availability; the loss or inability of Core Molding Technologies to attract and retain key personnel; the Company's ability to successfully identify, evaluate and manage potential acquisitions and to benefit from and properly integrate any completed acquisitions, including the acquisition of Horizon Plastics; the risk that the integration of Horizon Plastics may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the acquisition of Horizon Plastics may not be fully realized within the expected timeframe; revenues following the acquisition of Horizon Plastics may be lower than expected; customer and employee relationships and business operations may be disrupted by the acquisition of Horizon Plastics; federal, state and local environmental laws and regulations; the availability of capital; the risks associated with our current levels of indebtedness, including borrowings under our Amended A/R

Exhibit 99.1

Credit Agreement and the ability to restructure or refinance our existing debt or otherwise adhere to financial covenants related to our borrowing arrangements; the impact of the inclusion in any report of our auditor regarding substantial doubt as to our ability to continue as a going concern; the ability of Core Molding Technologies to provide on-time delivery to customers, which may require additional shipping expenses to ensure on-time delivery or otherwise result in late fees and other customer charges; risk of cancellation or rescheduling of orders; management’s decision to pursue new products or businesses which involve additional costs, risks or capital expenditures; inadequate insurance coverage to protect against potential hazards; equipment and machinery failure; product liability and warranty claims; and other risks identified from time to time in Core Molding Technologies’ other public documents on file with the Securities and Exchange Commission, including those described in Item 1A of the Annual Report on Form 10-K for the year ended December 31, 2019.

Company Contact: John Zimmer Vice President & Chief Financial Officer 614-870-5604 jzimmer@coremt.com

(See Accompanying Tables)

Exhibit 99.1

CORE MOLDING TECHNOLOGIES, INC.
Condensed Consolidated Statements of Income (Loss) (Unaudited)
(in thousands, expect per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
Net sales:
Products	$54,585	$68,975	$268,987	$256,217
Tooling	1,537	4,187	15,303	13,268
Total net sales	56,122	73,162	284,290	269,485

Total cost of sales	52,740	66,665	262,784	242,344

Gross margin	3,382	6,497	21,506	27,141

Selling, general and administrative expense	7,503	8,250	28,934	27,838
Goodwill impairment	—	2,403	4,100	2,403
Total expenses	7,501	10,653	33,034	30,241

Operating income (loss)	(4,121)	(4,156)	(11,528)	(3,100)

Other income and expense
Interest expense	1,266	689	4,144	2,394
Net periodic post-retirement benefit cost	(22)	(12)	(94)	(48)
Total other income and expense	1,244	677	4,050	2,346

Loss before taxes	(5,365)	(4,833)	(15,578)	(5,446)

Income tax expense (benefit)	97	(891)	(355)	(664)

Net (loss)	$(5,462)	$(3,942)	$(15,223)	$(4,782)

Net (loss) per common share:
Basic	$(0.69)	$(0.51)	$(1.94)	$(0.62)
Diluted	$(0.69)	$(0.51)	$(1.94)	$(0.62)
Weighted average shares outstanding:
Basic	7,868	7,750	7,830	7,750
Diluted	7,868	7,750	7,830	7,750

Exhibit 99.1

Condensed Consolidated Balance Sheets

(in thousands)	As of 12/31/2019 (Unaudited)	As of 12/31/2018
Assets:
Cash	$1,856	$1,891
Accounts Receivable, net	32,424	45,468
Inventories, net	21,682	25,765
Other Current Assets	5,263	7,178
Right of Use Asset	4,484	—
Property, Plant and Equipment, net	79,206	80,657
Goodwill	17,376	21,476
Intangibles, net	13,464	15,413
Other Long-Term Assets	3,551	3,350
Total Assets	$179,306	$201,198

Liabilities and Stockholders' Equity
Current Portion of Long-Term Debt	$37,443	$3,230
Current Portion of Revolving Debt	12,008	—
Accounts Payable	19,910	25,450
Compensation and Related Benefits	5,515	5,154
Accrued Other Liabilities	7,725	5,200
Lease Liability	3,119	—
Long-Term Debt	—	37,784
Revolving Debt	—	17,375
Post Retirement Benefits Liability	9,160	8,076
Stockholders' Equity	84,426	98,929
Total Liabilities and Stockholders' Equity	$176,306	$201,198

Non-GAAP Financial Measures
This press release contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s management uses non-GAAP measures in its analysis of the Company’s performance. Investors are encouraged to review the reconciliation of non-GAAP financial measures to the comparable GAAP results available in the accompanying table.

Non-GAAP Reconciliation of Free Cash Flow
This press release includes references to free cash flow, a non-GAAP financial measure that comprises cash provided by operating activities less cash expenditures for property, plant and equipment. Free cash flow is a measure used by management and the Company’s board of directors to assess the Company’s ability to generate cash. Accordingly, management believes that free cash flow provides useful information to investors and others in understanding and evaluating our ability to generate cash flow from operations after cash expenditures for property, plant and equipment.

Exhibit 99.1

This non-GAAP financial measures is used in addition to and in conjunction with results presented in accordance with GAAP. The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP and are reconciled to the most appropriate GAAP number below.

	Three months ended 12/31/2019	Twelve months ended 12/31/19

Cash provided by operating activities	12,728	16,701
Expenditures for property, plant and equipment	(1,180)	(7,460)
Free Cash Flow	11,548	9,241